

October 8, 2013

Via E-mail
Stephen P. Feltz
Senior Vice President and Chief Financial Officer
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

> **Re:** **Northwest Natural Gas Company**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 7, 2013**
> **Response dated October 2, 2013**
> **File No. 1-15973**

Dear Mr. Feltz:

We have reviewed your response dated October 2, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Part I. Financial Information, page 1

Item 1. Consolidated Financial Statements, page 2

Notes to Consolidated Financial Statements, page 6

Note 14. Revision to Prior Period Financial Statements, page 19

1. We reviewed your response to comment 5 in our letter dated September 19, 2013. Please note that to the extent you *must* change your prior financial statements at some point in the future because of an error that can only be remedied by correction, it appears the definition in the Accountant Standard Codification would consider it a restatement. If so, it should be

identified as such and the periods impacted should be labeled as restated. Given this view, please tell us whether your auditors plan to make reference to the correction in the auditors' report.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: MardiLyn Saathoff
         Vice President and Corporate Secretary